EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 333-70710) on Form S-8 of the Enviri Corporation Savings Plan (formerly the Harsco Corporation Savings Plan) of our report dated June 20, 2025 with respect to the statements of net assets available for benefits of the Enviri Corporation Savings Plan as of December 31, 2024 and 2023 and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related supplemental schedule as of December 31, 2024, which report appears in the December 31, 2024 annual report on Form 11-K of the Envri Corporation Savings Plan.

/s/ Caron & Bletzer, PLLC

Kingston, NH
June 20, 2025